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Kids & Coffee

Play Cafe

2310 Camino Vida Roble
Carlsbad, CA 92011
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $75,000 invested.
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THE PITCH
Kids & Coffee is seeking investment to open a location. Let's provide an innovative solution for modern day parents and their children to Connect, Talk and Play.
First LocationLease SecuredRenovating LocationGenerating Revenue
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INVESTOR PERKS

Kids & Coffee is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Tier 1 - Seed Backer
Invest $500 or more to qualify. Unlimited available

Limited edition Kids & Coffee branded merchandise (e.g., mug, tote bag).

Tier 2 - Bronze Sponsor
Invest $1,000 or more to qualify. Unlimited available

5 Play Pass with free coffee and Juice

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Our Story

As fresh working parents, we encountered difficulties in locating well-crafted indoor play areas where we could facilitate our two beautiful daughters' development while managing our work commitments. Realizing the lack of viable alternatives, we embarked on a mission to establish a safe, nature-inspired, and innovative environment. A place where both parents and children can flourish and evolve side by side.

With an experienced team, trusted advisors, and a passion for supporting parents and children in our community, we're excited to open up a community investment round and hope you'll join us.

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THE TEAM
Ken Li
Co-founder

Dad and entrepreneur with over 17 years of background in user experience design in various industries.

Vivian Ho
Co-founder

Mother and woman in business. Vivian's has over 15 years of hospitality experience and over 10 years of financial operations experience across multiple industries.

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CURRENT SITUATION

Safe Playground is important for kids. However, modern day parents live busy lives

Public playgrounds and schools account for 76% of playground injury. Indoor playgrounds are safer due to paddings and other preventive measures
75% of Children are not getting enough playtime according to research
Nearly all parents (92%) agreed that having safe, reliable childcare is crucial for parents to be able to work
56% Parents indicated challenges with having support with parenting from a partner, friend, or family member
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PROBLEMS OF EXISTING INDOOR PLAYGROUNDS

Indoor playgrounds are loud, over stimulating and cookiecutter for modern parents and their children.

Play Designs are a clash of colors with minimal purposes and it does not encourage learning
Most indoor playground has high noise level which could be overwhelming and chaotic for many people
Most indoor playground serve below average food and beverage without comfortable seating for adults.
Traditional playground does not offer the aesthetic elements for modern caregivers
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OUR SOLUTION

Kids & Coffee aims to provide a cut-above playground experience. We are the new innovator in this space, carving a better future for modern parents and their children.

We are partnering with award-winning playground design firms to create stunning play areas and playgrounds inspired by nature that are safe, engaging and a lot of fun.
Kids' parties are about celebrating milestones and creating memories. From selecting themes to arranging treats, we handle all the details, letting you savor every moment.
Our cafe will offer swift counter service and a menu featuring wholesome beverages, fresh seasonal salads, artisan sandwiches, and delectable pastries.
A lounge provides a comfortable spot for parents and caregivers to unwind, enjoy their beverages, and watch their little ones play.
We offer amenities such as nursing room and quiet room, so caregivers do not need to step away far from the little ones
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LOCATION

Carlsbad, CA is a beautiful coastal town along the Pacific Ocean. It is the one of the best places to raise a family in California, and the perfect place to visit for the entire family.

Home to major attractions such as LEGOLAND California, Carlsbad Flower Fields, sandy beaches and more
There are a lot of family-friendly restaurants, coffee shops, and parks.
Carlsbad ranks #5 cities with the Best Public Schools in America
The city has a strong sense of community, with many events and activities throughout the year.
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FLOOR PLAN AND THE SPACE
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OUR PLEDGE TO THE COMMUNITY

Community is critical to our overall wellbeing. Here are our pledge to the community

We pledge to collaborate with professionals to offer educational, insightful, and informative sessions to caregivers
We pledge to offer designated hours to serve disabled, special needs, and underprivileged children
We pledge to offer livable benefits and wages to our employees including profit sharing and 401k plans with matching contributions
We pledge to sponsor local non-profit organizations and host fundraisers for causes
We pledge to offer discounts for veteran, militaries, teachers and their spouses

We pledge to source our cafe ingredients from local vendors

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DESIGN INSPIRATION

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THE MARKET

Consumer spending is expected to grow over the next five years, benefiting Food & Entertainment Complexes

According to the US industry report. Food & Entertainment is expected to experience growth as the economy recovers from the coronavirus pandemic and social distancing regulations continue to subside.

Food & Entertainment Complexes has a revenue of $4.5 Billion and a Profit of $504 Million according to the US industry report

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BUSINESS MODELS

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REVENUE STREAM

Our key revenue streams include general admission and memberships (45%) and events and celebrations via our concierge service and event space (25%), and additional services (30%).

We anticipate opening additional locations within the next five years

Our admission will be $30/ child include 1 Free adult

We offer different levels of Event Packages starting from $1,000

We will offer monthly memberships and also Play Passes

Healthy drinks, seasonal salads, artisan sandwiches and pastries ranging from $5 - $10 per item.

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MARKETING & GROWTH STRATEGY

Kids & Coffee will implement both traditional and digital marketing tools. In addition to print, display, and social media marketing, we'll aim to take an experiential approach to marketing.

Word of mouth: we'll encourage post sharing and testimonials to generate buzz. Because parents tend to talk to their friends about their children, we anticipate this being a main lead source.

Online communities and forums: customer engagement through third party forums and blogs

Advertising: search ads including SEO and Google AdWords, and social media advertising

Events and experiences: cause events, community outreach and street activities to create brand related interaction with sponsorship such as cause events, community outreach and street activities.

Personal selling approach: open houses and an incentive program to generate buzz about our value proposition.

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RENDERINGS

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MOLLY WRIGHT: HOW EVERY CHILD CAN THRIVE BY FIVE | TED

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Seven-year-old Molly Wright breaks down the research-backed ways parents and caregivers can support children's healthy brain development, Wright highlights the benefits of play on lifelong learning, behavior and well-being, sharing effective strategies to help all kids thrive.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $69,937

Mainvest Compensation $5,063

Total $75,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $2,600,000 $2,860,000 $3,060,200 $3,213,210 $3,309,610

Cost of Goods Sold $625,000 $687,500 $735,625 $772,406 $795,579

Gross Profit $1,975,000 $2,172,500 $2,324,575 $2,440,804 $2,514,031

EXPENSES

Rent $312,741 $320,559 $328,572 $336,786 $345,205

Utilities $70,000 $71,750 $73,543 $75,381 $77,265

Salaries $680,000 $748,000 $800,360 $840,378 $865,590

Insurance $72,000 $73,800 $75,645 $77,536 $79,474

Credit Card Processing Fee $90,000 $92,250 $94,556 $96,919 $99,341

Repairs & Maintenance $42,000 $43,050 $44,126 $45,229 $46,359

Legal & Professional Fees $300,000 $307,500 $315,187 $323,066 $331,142

Office Expense $53,000 $54,325 $55,683 $57,075 $58,501

Advertising/ Promotion $72,000 $73,800 $75,645 $77,536 $79,474

Travel & Entertainment $35,000 $35,875 $36,771 $37,690 $38,632

Operating Profit $248,259 $351,591 $424,487 $473,208 $493,048

This information is provided by Kids & Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

kids and coffee pitch deck.pdf

Investment Round Status

Target Raise $75,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends January 19th, 2024

Summary of Terms

Legal Business Name Kids & Coffee, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $75,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 0.7%-1.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2029

Financial Condition

Forecasted milestones

Kids and Coffee forecasts the following milestones:

Secured lease in Carlsbad, CA by April, 2023

Hire for the following positions by March, 2024

Operation Manager

Lead Child Monitor

Lead Barista

Achieve $1.75m revenue per year by 2025

Achieve $750k EBITDA per year by 2025

No operating history

Kids and Coffee was established in October, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other challenges

Kids and Coffee has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Decrease in Birth Rate

Decrease in per capita disposable income

Business regulation

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Kids and Coffee to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Kids and Coffee operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Kids and Coffee competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Kids and Coffee's core business or the inability to compete successfully against the with other competitors could negatively affect Kids and Coffee's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Kids and Coffee's management or vote on and/or influence any managerial decisions regarding Kids and Coffee. Furthermore, if the founders or other key personnel of Kids and Coffee were to leave Kids and Coffee or become unable to work, Kids and Coffee (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Kids and Coffee and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Kids and Coffee is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Kids and Coffee might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Kids and Coffee is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Kids and Coffee

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Kids and Coffee's financial performance or ability to continue to operate. In the event Kids and Coffee ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Kids and Coffee nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Kids and Coffee will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Kids and Coffee is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Kids and Coffee will carry some insurance, Kids and Coffee may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Kids and Coffee could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Kids and Coffee's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Kids and Coffee's management will coincide: you both want Kids and Coffee to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Kids and Coffee to act conservative to make sure they are best equipped to repay the Note obligations, while Kids and Coffee might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Kids and Coffee needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Kids and Coffee or management), which is responsible for monitoring Kids and Coffee's compliance with the law. Kids and Coffee will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Kids and Coffee is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Kids and Coffee fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Kids and Coffee, and the revenue of Kids and Coffee can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Kids and Coffee to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Kids and Coffee is a newly established entity and has no history for prospective investors to consider.

This information is provided by Kids & Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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